Exhibit 99.2

Trip.com Group Limited

攜程集團有限公司

(Incorporated in the Cayman Islands with limited liability)

(Nasdaq: TCOM; HKEX: 9961)

NOTICE OF ANNUAL GENERAL MEETING

to be held on June 30, 2022

(or any adjourned or postponed meeting thereof)

NOTICE IS HEREBY GIVEN that an annual general meeting (the “AGM”) of Trip.com Group Limited (the “Company”) will be held at Building 16, 968 Jin Zhong Road, Changning District, Shanghai, People’s Republic of China on June 30, 2022 at 1:30 p.m. (Hong Kong time).

No proposal will be submitted to shareholders for approval at the AGM. Instead, the AGM will serve as an open forum for shareholders and holders of the Company’s American depositary shares (“ADSs”) to discuss Company affairs with management.

The board of directors of the Company has fixed the close of business on June 9, 2022, Hong Kong time, as the record date (the “Record Date”) of its ordinary shares with a par value of US$0.00125 each (the “Shares”) for determining the shareholders entitled to receive notice of the AGM or any adjournment or postponement thereof.

Holders of record of the Company’s Shares at the close of business on the Record Date are entitled to attend the AGM and any adjournment or postponement thereof in person. Beneficial owners of the Company’s ADSs are welcome to attend the AGM in person.

Shareholders and ADS holders may obtain a copy of the Company’s annual report on Form 20-F and/or Hong Kong annual report, free of charge, from the Company’s website at https://investors.trip.com, from the website of the U.S. Securities and Exchange Commission at www.sec.gov (for the annual report on Form 20-F) or the website of The Stock Exchange of Hong Kong Limited at www.hkexnews.hk (for the Hong Kong annual report), or by contacting Investors Relations Department, Trip.com Group Limited, Building 16, 968 Jin Zhong Road, Shanghai 200335, People’s Republic of China, or by email to iremail@trip.com.

By Order of the Board of Directors,
Trip.com Group Limited

/s/ Jane Jie Sun
Jane Jie Sun
Chief Executive Officer

Hong Kong, May 26, 2022